UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

963025705
(CUSIP Number)

Daniel Khoshaba c/o Wheeler Real Estate Investment Trust, Inc. 2529 Virginia Beach Boulevard Virginia Beach, Virginia 23452 Telephone Number: (917) 543-0004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	963025705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel Khoshaba

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

1,057,152

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,057,152

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,057,152

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	963025705

Item 1.	Security and Issuer.

The name of the issuer is Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2529 Virginia Beach Boulevard, Virginia Beach, Virginia 23452. This Amendment No. 3 to Schedule 13D relates to the Issuer's Common Stock, $0.01 par value per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The person filing this statement is Daniel Khoshaba, a United States citizen (“Mr. Khoshaba”).

(b)	Mr. Khoshaba’s principal business address is c/o Wheeler Real Estate Investment Trust, Inc., 2529 Virginia Beach Boulevard, Virginia Beach, Virginia 23452.

(c)	Mr. Khoshaba is the Chief Executive Officer of the Issuer and is a member of its Board of Directors.

(d)	Mr. Khoshaba has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Khoshaba has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 1,057,152 Shares beneficially owned by Mr. Khoshaba came from his personal funds. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

Mr. Khoshaba is filing this Schedule 13D/A to report a change in his beneficial ownership percentage of the Shares, as indicated in Item 5 below. As indicated in Item 2 above, Mr. Khoshaba currently serves as the Issuer’s Chief Executive Officer and as a member of its Board of Directors.

Except as otherwise set forth herein, Mr. Khoshaba does not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, Mr. Khoshaba reserves the right, at a later date, to effect one or more of such changes or transactions in the number of Shares he may be deemed to beneficially own in open-market or in privately negotiated transactions, on such terms and at such times as Mr. Khoshaba may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Mr. Khoshaba may be deemed to be the beneficial owner of 1,057,152 Shares, constituting 10.9% of the Shares, based upon 9,699,461 Shares outstanding as of the date hereof. Mr. Khoshaba has the sole power to vote or direct the vote of 1,057,152 Shares and the shared power to vote or direct the vote of 0 Shares. Mr. Khoshaba has the sole power to dispose or direct the disposition of 1,057,152 Shares and the shared power to dispose or direct the disposition of 0 Shares.

The transactions in the Shares by Mr. Khoshaba in the past 60 days in respect of the Issuer are set forth on Exhibit A. Each reported transaction was an open-market transaction.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. Mr. Khoshaba does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein or in a prior Schedule 13D filed by Mr. Khoshaba in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 2020
(Date)

Daniel Khoshaba

/s/ Daniel Khoshaba

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Schedule of Transactions in the Shares

Date	Purchase/Sale	Quantity	Price
08/17/20	Purchase	700	$2.55
08/17/20	Purchase	200	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	300	$2.55
08/17/20	Purchase	300	$2.55
08/17/20	Purchase	400	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	104	$2.59
08/17/20	Purchase	200	$2.56
08/17/20	Purchase	300	$2.56
08/17/20	Purchase	100	$2.60
08/17/20	Purchase	100	$2.61
08/17/20	Purchase	100	$2.60
08/17/20	Purchase	100	$2.61
08/17/20	Purchase	100	$2.57
08/17/20	Purchase	100	$2.62
08/17/20	Purchase	100	$2.62
08/17/20	Purchase	100	$2.62
08/17/20	Purchase	100	$2.61
08/17/20	Purchase	100	$2.61
08/17/20	Purchase	100	$2.61
08/17/20	Purchase	100	$2.57
08/17/20	Purchase	100	$2.57
08/17/20	Purchase	100	$2.61
08/17/20	Purchase	100	$2.57
08/17/20	Purchase	100	$2.57
08/17/20	Purchase	100	$2.57
08/17/20	Purchase	100	$2.57
08/17/20	Purchase	100	$2.57
08/17/20	Purchase	100	$2.57
08/17/20	Purchase	100	$2.57
08/17/20	Purchase	100	$2.57

08/17/20	Purchase	100	$2.57
08/17/20	Purchase	100	$2.57
08/17/20	Purchase	100	$2.57
08/17/20	Purchase	100	$2.57
08/17/20	Purchase	100	$2.57
08/17/20	Purchase	100	$2.56
08/17/20	Purchase	100	$2.56
08/17/20	Purchase	100	$2.56
08/17/20	Purchase	100	$2.56
08/17/20	Purchase	100	$2.56
08/17/20	Purchase	30	$2.62
08/17/20	Purchase	100	$2.56
08/17/20	Purchase	70	$2.62
08/17/20	Purchase	100	$2.56
08/17/20	Purchase	100	$2.56
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	100	$2.55
08/17/20	Purchase	98	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	51	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	51	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	200	$2.47
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	33	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	200	$2.44
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48

08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	36	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	76	$2.48
08/17/20	Purchase	24	$2.47
08/17/20	Purchase	100	$2.47
08/17/20	Purchase	65	$2.48
08/17/20	Purchase	35	$2.47
08/17/20	Purchase	100	$2.47
08/17/20	Purchase	100	$2.44
08/17/20	Purchase	65	$2.47
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	100	$2.48
08/17/20	Purchase	84	$2.45
08/17/20	Purchase	100	$2.45
08/17/20	Purchase	66	$2.45
08/17/20	Purchase	100	$2.45
08/17/20	Purchase	100	$2.45
08/17/20	Purchase	100	$2.45
08/17/20	Purchase	100	$2.45
08/17/20	Purchase	100	$2.45
08/17/20	Purchase	12	$2.45